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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITIES AMERICA, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12325 PORT GRACE BLVD
(No. and Street)

LA VISTA	NE	68128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID VAUGHAN 402-399-911, EXT 3101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 03 2020
Washington DC
413

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID VAUGHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES AMERICA, INC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SENIOR VICE PRESIDENT, CFO

Title

Notary Public

GENERAL NOTARY - State of Nebraska
RITA R. HOOD
My Comm. Exp. Nov. 20, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AMERICA, INC.
(an indirect wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Securities America, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Securities America, Inc. (the "Company"), an indirect wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2011.

EISNERAMPER LLP
New York, New York
March 2, 2020

SECURITIES AMERICA, INC.

Statement of Financial Condition
December 31, 2019

ASSETS	
Cash and cash equivalents	$ 24,812,660
Securities owned, at fair value	282,144
Due from clearing brokers, net	10,074,178
Commissions receivable	15,081,909
Financial advisors' balances and other receivables, net of allowance of $281,000	3,397,386
Due from affiliate	7,214,555
Intangible assets, net	5,585,338
Deferred tax asset	518,533
Goodwill	32,812,687
Prepaid expenses and other assets	5,424,969
Contract acquisition costs, net	13,349,295
	$ 118,553,654
LIABILITIES	
Commissions payable	$ 18,880,213
Securities sold, not yet purchased, at fair value	420,430
Accrued compensation	6,746,160
Accrued expenses and other liabilities	5,786,201
Due to parent	2,495,335
Deferred income	2,100,780
Contingent consideration payable, at fair value	197,000
	36,626,119
Commitments and Contingencies (Note H)	
SHAREHOLDER'S EQUITY	
Common stock, $1 par value; authorized 200 shares, issued and outstanding 100 shares	100
Capital in excess of par value	99,470,220
Accumulated deficit	(17,542,785)
	81,927,535
	$ 118,553,654

See notes to statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS

Securities America, Inc. (the "Company") is a wholly-owned subsidiary of Securities America Financial Corporation ("SAFC"). At December 31, 2019, SAFC was a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("LTS"). Effective February 14, 2020, LTS became a wholly-owned subsidiary of Advisor Group Holdings, Inc., which is controlled by an investor group led by Reverence Capital Partners LLC. (See Note L for further information on the transaction.) LTS was a public company whose stock was traded on the NYSE under the symbol LTS. Securities America Advisors, Inc. ("SAA") is a registered investment advisory firm wholly-owned by SAFC.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides securities distribution and brokerage services and also offers other financial products, including variable annuity insurance products, through a network of independent contractor brokers and insurance agents.

The Company executes and clears trades through two unaffiliated brokerage firms: National Financial Services LLC and Pershing LLC ("the clearing brokers").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. Cash equivalents at December 31, 2019 consists of money market funds which are carried at fair value of $23,240,246.

[3] Revenue Recognition:

Commissions revenue results from transactions in equity securities, mutual funds, variable annuities and other financial products and services. Most of the commission revenue generated by independent contractor financial advisors is paid to the advisors as commissions for initiating the transactions.

Commission revenue is generated from front-end sales commissions that occur at the point of sale, as well as trailing commissions. Front-end sales commission revenue and related clearing and other expenses on transactions introduced to its clearing broker are recognized on a trade date basis. Front-end sales commissions and related expenses on transactions initiated directly between the financial advisors and product sponsors are recognized upon receipt of notification from sponsors of the commission earned. Commissions revenue also includes 12b-1 fees, and fixed and variable product trailing fees, collectively considered as trailing fees, which are recurring in nature. These trailing fees are earned based on a percentage of the current market value of clients' investment holdings in trail eligible assets. Because trail commission revenues are generally paid in arrears, management estimates commission revenues earned during each period. These estimates are based on a number of factors including investment holdings and the applicable commission rate and the amount of trail commission revenue received in prior periods. Estimates are subsequently adjusted to actual based on notification from the sponsors of trail commissions earned.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Revenue Recognition (CONTINUED):

Interest is recorded on an accrual basis and dividends are recorded on an ex-dividend date.

Service fees and other income principally includes amounts charged to independent financial advisors for processing of securities trades and for providing administrative and compliance services, fees earned for arranging the cash sweep programs between the customers and third-party banks, conference revenues and also marketing allowances earned from product sponsor programs. All such amounts are recorded as earned.

[4] Financial instruments:

Substantially all the Company's financial instruments are carried at fair value or amounts approximating fair value. See Note J.

[5] Securities transactions:

Securities transactions of the Company are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are valued at fair value.

[6] Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted estimated future cash flows.

If such cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[7] Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

Accounting guidance on the testing of goodwill for impairment allows entities the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step quantitative impairment test. The Company's quantitative assessment indicated that there was no impairment of goodwill in 2019.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Goodwill (CONTINUED)

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, an amendment to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. The Company has not elected to early adopt ASU 2017-04. The adoption of this guidance is not expected to have a material impact on the Company's financial statement.

[8] Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities from a change in tax rates is recognized in shareholder's equity in the period that includes the enactment date.

NOTE C – REVENUE FROM CONTRACTS WITH CUSTOMERS

Performance Obligations

In accordance with ASC 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

NOTE C – REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker-Dealer Commissions

The Company earns commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services as well as from trailing commissions which are variable. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on settlement date. For trailing commissions, the performance obligation is satisfied at the time of the execution of the transactions but the amount to be received for trailing commissions is uncertain, as it is dependent on the value of the investments at future points in time as well as the length of time the investor holds the investments, both of which are highly susceptible to variable factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly. The Company's shareholder's equity reflects trailing commissions for services performed and performance obligations satisfied in previous periods and are recognized in the period that the constraint is overcome when clients' investment holdings and their market values become known.

The Company's act as principal in satisfying the performance obligations that generate commissions revenue and maintain relationships with the product sponsors. The Company's independent financial advisors assist the Company in performing its obligations. Accordingly, commissions revenue is presented on a gross basis.

Service Fees

Service fees primarily include 1) amounts charged to independent financial advisors for processing of securities trades and for providing administrative and compliance services; 2) fees earned for arranging the cash sweep program between the customers and the third-party banks, in which customers' cash deposits in their brokerage accounts at the customers' direction are swept into interest-bearing FDIC-insured deposit accounts at various third-party banks.

The service fees charged to independent financial advisors are recognized when the Company satisfies its performance obligations. Fees for the processing of securities trades are recognized at the point-in-time when a transaction is executed. Fees charged to advisors for providing administrative and compliance services are either recognized at a point-in-time or over time depending on whether the service is provided at an identifiable point-in-time or if the service is provided continually over the year. The cash sweep fees are earned and recognized over time for the period the clients participate in these programs. Service fees are recognized on a gross or net basis depending on whether the Company is acting as principal or agent for the service provided.

Other Income

The Company receives fees from the distributors of certain products sold by financial advisors. These fees are for marketing support and sales force education and training efforts. Compensation for these performance obligations is generally calculated as a fixed fee, as a percentage of the average annual amount of product sponsor assets held in advisors' clients' accounts, as a percentage of new sales, or a combination. As the value of product sponsor assets held in advisor's clients' accounts is susceptible to unpredictable market changes, fees based on asset levels or sales include variable consideration and are constrained until the date that the fees are determinable.

NOTE C – REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Other Income (CONTINUED)

In addition, the Company hosts certain advisor conferences that serve as training, education, sales, and marketing events, for which a fee may be charges for attendance to advisors and product sponsors. Recognition is at a point-in-time when the conference is held and the Company satisfies its performance obligations.

The Company is acting as principal in the above arrangements and recognizes other income on a gross basis.

Costs to Obtain a Contract with a Customer

The Company capitalizes the incremental costs of obtaining a contract with a customer (independent financial advisor) if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are included in contract acquisition costs, net, in the statement of financial condition and will be amortized over the estimated customer relationship period.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

The Company pays fees to third-party recruiters and bonuses to employees for recruiting independent financial advisors, and thereby bring their customers' accounts to the Company, which generates ongoing commissions revenue and monthly service fee revenue to the Company and advisory fee revenue to its affiliates.

The balance of contract acquisition costs, net, was $13,349,295 as of December 31, 2019. There were no impairments or changes to underlying assumptions related to contract acquisition costs, net, for the period.

NOTE D - RELATED PARTY TRANSACTIONS

The Company periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliates. The Company has a revenue and expense sharing arrangement with SAA and is allocated revenue and overhead expense from its parent, SAFC. Amounts due to and from affiliates of the Company are settled periodically.

Amounts due from affiliate as of December 31, 2019 represents the balance due from SAA. Amounts due to parent represents the balance due to SAFC.

LTS collects advisor conference revenue and certain marketing allowances earned from product sponsor programs and pays certain conference expenses. LTS allocates a portion of such revenue and expenses to the Company.

In addition, the Company obtains its errors and omissions insurance through LTS and was charged for its portion of such expenses. LTS also charged the Company software licensing fees and miscellaneous expenses.

Ladenburg Thalmann Annuity Insurance Services LLC ("LTAIS"), an affiliate, pays wages and benefits to certain employees of the Company and charges the Company for its share of such expenses.

All of the above revenue and expenses from LTS and LTAIS are then further allocated to SAA

NOTE E – INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with LTS. For financial reporting purposes, the Company determines its income tax provision on a separate company basis pursuant to a tax sharing agreement. Taxes currently payable by the Company on a separate basis will be paid to LTS.

Deferred tax amounts are comprised of the following at December 31, 2019:

Deferred tax assets:	
Allowances for receivables	$ 92,532
Accrued liabilities	2,005,801
Federal benefit of unrecognized tax benefit	27,342
State net operating loss carry forwards	88,526
Securities	101,149
Intangible assets	571,893
Share-based compensation	434,787
Valuation allowance	(25,064)
Total deferred tax assets	3,296,966
Deferred tax liability:	
Goodwill	(1,136,604)
Contract acquisition costs	(1,641,829)
Total deferred tax liability	(2,778,433)
Net deferred tax asset	$ 518,533

In assessing the Company's ability to recover its deferred tax assets, the Company evaluates whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considers all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. At December 31, 2019, the valuation allowance amounted to $25,064 related to state net operating loss carry-forwards. During 2019, such valuation allowance decreased by $28,085.

At December 31, 2019, the Company had state net operating loss carry-forwards of $1,943,387, which expire through 2031.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company recognizes interest and penalties related to income taxes as a component of the income tax provision. At December 31, 2019, the Company had unrecognized state tax benefits of $149,469, including interest and penalties of $33,850 and $19,270, respectively, which increased by $5,781 during 2019.

NOTE F - INTANGIBLE ASSETS AND GOODWILL

Intangible assets subject to amortization as of December 31, 2019 consist of:

	Estimated Life in Years	Gross Carrying Value: Balance January 1, 2019	Gross Carrying Value: Additions	Gross Carrying Value: Balance December 31, 2019
Brokerage relationships	7-15	$ 12,077,027	$ -	$ 12,077,027
Non-compete covenants	3-5	1,433,000	-	1,433,000
		$ 13,510,027	$ -	$ 13,510,027

	Accumulated Amortization: Balance January 1, 2019	Accumulated Amortization: Amortization Expense	Accumulated Amortization: Balance December 31, 2019	Net Carrying Amount
Brokerage relationships	$ 5,327,456	$ 1,164,233	$ 6,491,689	$ 5,585,338
Non-compete covenants	1,366,430	66,570	1,433,000	-
	$ 6,693,886	$ 1,230,803	$ 7,924,689	$ 5,585,338

There were no changes to goodwill during the year ended December 31, 2019. The goodwill balance as of December 31, 2019 was $32,812,687.

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1" or the "Rule") of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the Rule. The Company uses the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2019, the Company had net capital of $12,467,141, which was $12,217,141 in excess of the required net capital of $250,000. The Company claims an exemption from the provisions of the SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) and (k)(2)(i).

NOTE H - COMMITMENTS AND CONTINGENCIES

Two arbitration claims were filed against the Company in June and September 2018, and one complaint was filed against the Company and SAA in the United States District Court for the Southern District of New York in February 2019, by a total of 14 customers asserting that a former registered representative of the Company defrauded them through, among other things, the use of improper wire transfers and false account documents. The customers asserted, among other claims, claims for fraud, negligence and other matters. In November and December 2018, settlements were reached resolving the two arbitration claims; the amounts paid in connection with those two claims were not material. The Company is reviewing the circumstances of the complaint, which asserts a total of $18,000,000 in compensatory damages against the Company and SAA, as it seeks to resolve the matter.

In the ordinary course of business, in addition to the above disclosed matters, the Company and/or its affiliate are defendants in other litigation, arbitration and regulatory proceedings and may be subject to unasserted claims primarily in connection with their activities as securities broker-dealers or as a result of services provided in connection with securities offerings. Such litigation and claims may involve substantial or indeterminate amounts and are in varying stages of legal proceedings.

NOTE H – COMMITMENTS AND CONTINGENCIES (CONTINUED)

As of December 31, 2019, the Company believes current accruals amounting to $2,784,900 are adequate and no further accruals are required. The Company's estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Company's defenses, potential recoveries from other parties, and its experience in similar cases or proceedings as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. For other pending matters, the Company was unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE I - FAIR VALUE OF ASSETS AND LIABILITIES

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices in active markets that are directly or indirectly observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability where there is little or no market data, which requires the reporting entity to develop its own assumptions.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally recognized pricing services or other model-based valuation techniques, such as the present value of cash flows.

NOTE I - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 1,572,414	$ -	$ -	$ 1,572,414
Money market investments	23,240,246	-	-	23,240,246
Mutual fund investments	282,144	-	-	282,144
Total assets at fair value	$ 25,094,804	$ -	-	$ 25,094,804
Liabilities:				
Contingent consideration payable	$ -	$ -	$ 197,000	$ 197,000
Securities sold, not yet purchased	415,416	5,014	-	420,430
Total liabilities at fair value	$ 415,416	$ 5,014	$ 197,000	$ 617,430

Set forth below are changes in the carrying value of the contingent consideration related to acquisitions:

Fair value at December 31, 2018	$ 566,177
Payments	(395,366)
Change in fair value	26,189
Fair value at December 31, 2019	$ 197,000

There were no transfers between levels during 2019.

The following table presents carrying values and estimated fair values at December 31, 2019, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Due from clearing brokers, net	$10,074,178	-	$10,074,178	-	$10,074,178
Commissions receivable	15,081,909	-	15,081,909	-	15,081,909
Financial advisors' balances and other receivables	3,397,386	-	3,397,386	-	3,397,386
Due from affiliate	7,214,555	-	7,214,555	-	7,214,555
TOTALS	$35,768,028	-	$35,768,028	-	$ 35,768,028
Liabilities					
Commissions payable	$ 18,880,213	-	$ 18,880,213	-	$18,880,213
Accrued compensation	6,746,160	-	6,746,160	-	6,746,160
Due to parent	2,495,335	-	2,495,335	-	2,495,335
Accrued expenses and other liabilities	5,786,201	-	5,786,201	-	5,786,201
TOTALS	$33,907,909	-	$33,907,909	-	$33,907,909

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company uses two third-party clearing brokers. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory requirements. The Company is subject to credit risk should these brokers be unable to fulfill their obligations. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers. At December 31, 2019, the amount due from clearing broker reflected in the accompanying statement of financial condition includes cash, commissions and other receivables which are due from these two clearing brokers.

In the normal course of business, the Company may enter into transactions in financial instruments with off-balance sheet risk. As of December 31, 2019, the Company sold securities that they do not own and will therefore be obligated to purchase such securities at a future date. These obligations have been recorded in the statement of financial condition at the market values of the related securities, and will incur a loss if, at the time of purchase, the market value of the securities has increased since the applicable date of sale.

Commissions receivable are due from a large number of mutual funds and insurance companies. These receivables are uncollateralized.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company. At December 31, 2019, there were no amounts to be indemnified to the clearing brokers for customer accounts.

The Company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

NOTE K – CLEARING CREDITS

During 2019, the Company recorded a reduction of brokerage, software, communication and clearance fees, representing its allocable portion of certain clearing credits and rebates from its clearing brokers. One of such clearing brokers has also agreed to provide additional credits through the period ending in March 31, 2024 for which the estimated allocable portion to the Company, $13,277,454, will be recognized ratably over the respective annual period.

NOTE L – SUBSEQUENT EVENTS

On November 11, 2019, Ladenburg Thalmann Financial Services Inc. ("LTS"), the then ultimate parent company of Securities America, Inc, entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among LTS, Advisor Group Holdings, Inc., a Delaware corporation ("Advisor Group"), and Harvest Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of Advisor Group ("Merger Sub"). Under the Merger Agreement, on February 14, 2020, Merger Sub merged with and into LTS (the "Merger"), with LTS continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Advisor Group. As a result of the Merger, a change of control of LTS occurred, and LTS is now a wholly owned subsidiary of Advisor Group, which is controlled by an investor group led by Reverence Capital Partners LLC.

The Merger caused each share of LTS Common Stock to be cancelled and converted into the right to receive $3.50 in cash (the "Merger Consideration").

Each outstanding option award to purchase LTS Common Stock (a "LTS Option") was accelerated. Each holder of a LTS Option received cash equal to the product of (i) the number of shares subject to the LTS Option and (ii) the excess of the Merger Consideration over the exercise price per share of the LTS Option.

All outstanding restricted stock awards of LTS (a "LTS Restricted Share") were accelerated with each holder receiving cash equal to the product of (i) the number of LTS Restricted Shares held and (ii) the Merger Consideration.